FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.


FindWhat.com                                                        News Release
--------------------------------------------------------------------------------
FindWhat.com Contact:                                    FindWhat.com Publicist:
Karen Yagnesak                                    Ian Gertler - Symplegades Inc.
239-561-722                                                         631.680.0956
KarenY@FindWhat.com                                  Ian.Gertler@Symplegades.com

             FINDWHAT.COM AND ESPOTTING STOCKHOLDERS APPROVE MERGER
        - FindWhat.com Stockholders Approve All Items at Annual Meeting -

FORT MYERS, FL - June 7, 2004 - FINDWHAT.COM (NASDAQ: FWHT), a leading developer and provider of performance-based marketing and commerce enabling services, today announced that the stockholders of both FindWhat.com and Espotting Media, Inc. approved the merger between the two companies in their respective annual stockholders meetings last week. The merger is scheduled to close on July 1, 2004.

In connection with FindWhat.com's annual meeting, its stockholders took the following actions:

  | | Approved the issuance of 7,000,000 shares of FindWhat.com common stock pursuant to FindWhat.com's pending merger with Espotting Media Inc.;
  | | Elected eight directors: Craig A. Pisaris-Henderson, Daniel B. Brewster, Jr., Kenneth E. Christensen, Jerry Della Femina, Frederick E. Guest II, David J. Londoner, Lee S. Simonson and Phillip R. Thune, to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;
  | | Approved the FindWhat.com 2004 Stock Incentive Plan and EMI Replacement Option Plan;
  | | Approved an amendment to FindWhat.com's articles of incorporation to increase the number of authorized shares of FindWhat.com common stock from 50,000,000 to 200,000,000; and
  | | Authorized the reincorporation of FindWhat.com as a Delaware corporation.

"The approval of the merger between FindWhat.com and Espotting is a milestone event for our companies," stated Craig Pisaris-Henderson, chairman and chief executive officer of FindWhat.com. "With our combined resources, talent and experience spanning North America and Europe, along with the opportunities gleaned from recent acquisitions and strategic partnerships, and our intention to consider and pursue additional strategic transactions, the combined company is poised to take a leading role in the new global business economy."

ABOUT FINDWHAT.COM(R)
FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

FORWARD LOOKING STATEMENTS
This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed merger. In addition, past performance cannot be relied on as a guide to future performance.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Espotting or FindWhat.com's failure to retain clients after the consummation of the merger; difficulties executing integration strategies or achieving planned synergies; political and global economic risks attendant to a greater international presence; other economic, business, and competitive factors generally affecting the business of the combined company; risk that the other conditions to closing will not be satisfied; risk that transaction costs and integration costs will be higher than anticipated; risk that the transaction will be delayed or not close when expected; the risk that the businesses of the companies may suffer due to uncertainty; potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; and the risk that the continuity of either company's operations will be disrupted in the event the transaction does not close. More detailed information regarding other risks affecting FindWhat.com are set forth in FindWhat's filings with the Securities and Exchange Commission, including the Form 10-K for fiscal 2003 and the most recent quarterly report on Form 10-Q. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, FindWhat.com's and Espotting's results could differ materially from expectations expressed herein. FindWhat.com is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

(R)Registered trademark of FindWhat.com
(TM)Trademark of FindWhat.com


                                       ###


ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907,
Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company's joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.